Exhibit 99.1

THERATECHNOLOGIES ANNOUNCES THE RESIGNATION OF ONE OF ITS

DIRECTORS, MR. ALAIN TRUDEAU

Montreal, Canada – February 29, 2024 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that Mr. Alain Trudeau has resigned from the Board of Directors of Theratechnologies and as a member of its Audit Committee, effective immediately.

“I want to thank Alain for his contributions to Theratechnologies as a director since joining the Company in October 2020 and for completing the annual review for the 2023 fiscal year”, said Dawn Svoronos, Chair of the Board at Theratechnologies. “Alain was the current Chair of the Audit Committee and, during his tenure as a Board member, he was also a member of the Compensation Committee from May 2021 until March 2023.”

Consistent with past practices, the Board of Directors of the Company will assess whether it will appoint a new member to fill this vacancy at the Board before the next annual meeting of shareholders.

The Board has appointed Frank Holler as Chair of the Audit Committee and plans to appoint a new independent director to this committee in order to ensure compliance with securities regulation.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on LinkedIn and X (formerly Twitter).

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the assessment by the Board of Directors of the Company about the appointment of a new member to the board. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. We refer current and potential investors to the “Risk Factors” section of our Form 20-F dated February 21, 2024 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

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